Exhibit 99.3
PERDIGÃO S.A.
CNPJ/MF No. 01.838.723/0001-27
Public Company
SUMMARY OF THE MINUTES OF THE 30TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
DATE, PLACE AND TIME: October 27, 2006, at 8:00 a.m., at the registered offices of Perdigão S.A. (“Company”) at Av. Escola Politécnica, 760, in the City and State of São Paulo. QUORUM: All Board members. PRESIDING OFFICIALS: Eggon João da Silva, Chairman and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED: The following was unanimously approved (a) the verification of the subscription of Common Shares issued by the Company: The Board of Directors verified the subscription of all 32,000,000 (thirty two million) common shares, with no par value, issed by the Company (“Common Shares”), pursuant to the increase in the capital stock of the Company authorized by the Board of Directors at the Meeting of the Board of Directors held on October 26, 2006, in connection with the public primary offering of Common Shares in Brazil, in the “non-organized” over-the-counter market, and in the overseas market, including Common Shares in the form of American Depositary Shares, evidenced by American Depositary Receipts. Conclusion: These minutes, having been drafted, read and approved, were signed by the members present. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary. Luís Carlos Fernandes Afonso; Almir de Souza Carvalho; Jaime Hugo Patalano; Francisco Ferreira Alexandre; Sérgio Wilson Ferraz Fontes; Cláudio Salgueiro Garcia Munhoz. (I hereby certify that this is a summary of the original minutes filed at Book No. 1 of Minutes of Meetings of the Board of Directors of the Company, at pages 161). Ney Antonio Flores Schwartz, Secretary.
This document does not constitute an offer or sale of Common Shares or ADSs in the United States of America. The Common Shares and the ADSs may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act of 1933 or an exemption from registration requirements of the Securities Act is available. A registration statement relating to the Common Shares to be offered in the international offering and the ADSs has been filed with the U.S. Securities and Exchange Commission (“SEC”) and has been declared effective by the SEC.

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